UNITES STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


 SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*


The9 Limited
 (Name of Issuer)


Ordinary Shares, par value $0.01 per share
American Depositary Shares
 (Title of Class of Securities)

88337K104
 (CUSIP Number)

February  8, 2018
 (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[v] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share. No CUSIP has been assigned to the ordinary shares.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 88337K104


1.  Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
IE Limited
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)

       (b)

3.  SEC Use Only
4. Citizenship or Place of Organization
       Republic of Korea

Number of       5. Sole Voting Power  12,500,000
Shares Bene-
ficially by     6. Shared Voting Power
Owned by Each
Reporting       7. Sole Dispositive Power  12,500,000
Person With:
8. Shared Dispositive Power
9.  Aggregate Amount Beneficially Owned by Each Reporting Person  12,500,000
10. Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 12.5
12. Type of Reporting Person (See Instructions)

The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below.

References to percentage ownerships of Ordinary Shares in here is based upon the 100,155,358
Ordinary Shares outstanding as of January 30, 2018 based on information provided to the Reporting Persons by the Issuer


Item 1.
(a) Name of Issuer:
The9 Limited
     (b) Address of Issuers Principal Executive Offices:
Building No. 3, 690 Bibo Road Zhangjiang Hi-Tech Park Pudong New Area, Pudong, Shanghai 201203 Peoples Republic of China

Item 2.
(a) Name of Person Filing
IE Limited
(b) Address of Principal Business Office or, if none, Residence
7th Floor, Revesant Building, 6 Bongeunsa-ro 86-gil, Gangnam-gu, Seoul, Korea
(c) Citizenship
Republic of Korea
(d) Title of Class of Securities
This statement relates to American Depositary Shares,
 each reporting one ordinary
shares, par value $0.01 per share(ADSs) of the Company
(e) CUSIP Number88337K104

Item 3. If this statement is
filed pursuant to
240.13d-1(b) or 240.13d-2(b) or (c),
check whether the person filing is a:
(a)   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)   Insurance company as defined in section 3(a)
      (19) of the Act (15 U.S.C. 78c).
(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)   Group, in accordance with
      240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate
 number and percentageof the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 12,500,000.

(b) Percent of class: 12.5

(c) Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote 12,500,000.

(ii)   Shared power to vote or to direct the vote

(iii)  Sole power to dispose or to direct the disposition of 12,500,000.

(iv)   Shared power to dispose or to direct the disposition of

Instruction.For computations regarding securities which represent a right to acquire an underlying security see
240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities,
check the following   .
   Not applicable.

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. IE Limited, a company incorporated under the Law of the Korea has sole beneficiaries.

Item 7. Identification and Classification of the Subsidiary
 Which Acquired the Security
Being Reported on By the Parent Holding Company
Not applicable.


Item 8. Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.
If a group has filed this schedule pursuant to 240.13d-1(c)or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.
   Not applicable.

Item 9. Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
   Not applicable.

Item 10. Certification
  (a)The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above
were acquired and are held in the ordinary course of business and were not acquired and are not held
for the purpose of or with the effect of changing or influencing the control of the issuer of the securities
and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief,
 I certify that the information set forth in this statement is true, complete and correct.


Date  February 8, 2018


Signature
Name/Title: Sung Won Choi, Director

The original statement shall be signed by each person
 on whose behalf the statement
is filed or his authorized representative.
If the statement is signed on behalf of a person by his
 authorized representative other
than an executive officer or general partnerof the filing person, evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the
Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)